901 W. Walnut Hill Lane

Irving, Texas 75038

August 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Kathleen Krebs, Special Counsel

Re:	RumbleOn, Inc.
Registration Statement on Form S-1, as amended
File No. 333-266855

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RumbleOn, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Thursday, August 25, 2022, or as soon as possible thereafter.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

RUMBLEON, INC.

By: /s/ Michael Francis

Michael Francis

General Counsel

cc: Christina C. Russo, Akerman LLP